330 North Wabash Avenue Suite 2800 Chicago, Illinois 60611 Tel: +1.312.876.7700 Fax: +1.312.993.9767 www.lw.com

FIRM / AFFILIATE OFFICES
Austin Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New York Orange County Paris Riyadh San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tel Aviv Tokyo Washington, D.C.

March 9, 2022
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention: Taylor Beech, Katherine Bagley
Keira Nakada, Theresa Brillant

Re: UL Inc.
Draft Registration Statement on Form S-1
Submitted on January 18, 2022
CIK No. 0001901440

Ladies and Gentlemen:
On behalf of our client, UL Inc. (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in their letter dated February 17, 2022 relating to the above-referenced draft registration statement. Concurrently with the submission of this letter, the Company has confidentially submitted Amendment No. 1 to the draft registration statement (“Amendment No. 1”), which reflects the revisions described herein and certain other updated information.
For ease of reference, the text of the comments in the Staff’s letter has been reproduced in italics herein, with the Company’s response immediately following each numbered comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1.
Cover Page
1.Please amend your prospectus cover page to disclose, as you do on page 59, that you will be a “controlled company” upon completion of this offering.
Response: The Company respectfully acknowledges the Staff’s comment. In response, the Company has revised the cover page of the prospectus that forms a part of Amendment No. 1.

March 9, 2022 Page 2

Prospectus Summary, page 1
2.We note your risk factor disclosure beginning on page 56 regarding the risks related to your indebtedness. Where you discuss your results of operations, including your revenue, net income, and Adjusted EBITDA, please discuss and quantify your current indebtedness.
Response: The Company respectfully acknowledges the Staff’s comment. In response, the Company has revised the disclosure on pages 5 through 6 and 110 of Amendment No. 1.
Market and Industry Data, page 2
3.We note your disclosure that certain sources upon which management relied “were published before the COVID-19 pandemic and therefore do not reflect any impact of COVID-19 on any specific market or globally, and the approach taken by certain studies published subsequent to the outbreak of the COVID-19 pandemic may vary in terms of how they account for or attempt to mitigate the impact of the pandemic.” Considering the length of time that the COVID-19 pandemic has been ongoing, and given the significant impact of the COVID-19 pandemic globally, please tell us why you believe relying upon sources that do not reflect the COVID-19 pandemic is appropriate.
Response: The Company respectfully acknowledges the Staff’s comment and submits to the Staff that the Company believes the studies it has relied upon in the registration statement currently provide the most appropriate data available to the Company and investors. Moreover, the Company reassessed certain of the sources upon which management relied and, after consulting with representatives from the sources, the Company believes that such sources had adequately taken into account any impacts of the COVID-19 pandemic.
As discussed in the Company’s response to Comment 7 below, the Company is in the process of completing a brand study (the “Updated Brand Study”) that will reflect any impact of the COVID-19 pandemic through 2021, and the Company will update in a subsequent pre-effective amendment the disclosure on pages 9 and 113 of Amendment No. 1 with respect to the Company’s brand awareness and positioning to account for more recent periods than currently disclosed in Amendment No. 1. As the Company is in the process of finalizing the Updated Brand Study, the studies conducted prior to the COVID-19 pandemic (the “Prior Brand Studies”) are the most current data points that the Company has available to it, and the Company does not have any reason to believe that such data points referenced in such studies have been materially affected by the COVID-19 pandemic. Moreover, the third-party study that was commissioned by the Company and is further discussed below in Comment 7 included adjustments intended to mitigate, in part, certain impacts of the COVID-19 pandemic, such as potential overstatements of year over year market growth due to the effects of the COVID-19 pandemic in 2020. As such, the Company believes that it is reasonable to reference a study from a reputable third party that has expressly taken into account any impacts of the COVID-19 pandemic to mitigate any distortive effects on any data as compared to prior and normalized future periods.
Our Company, page 4
4.Please disclose by what measure you are “a global safety science leader” (e.g., by revenue, number of customers, etc.).
Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the reference to the Company as “a global safety science leader” (emphasis added) is intended to be a more general statement as to the Company’s overall position and scope within its industry, not a specific claim with respect to a specific metric. In the sentences immediately following this statement and throughout Amendment No. 1, the Company discloses numerous factual measures to support its position as a global safety science leader, including, but not limited to, (i) its 8% market share in the highly fragmented $31 billion outsourced product TIC market (the next ten largest competitors have an aggregate 24% market share), (ii) being the largest TIC services provider headquartered in North America (by revenue), (iii) its large, diverse and global customer

March 9, 2022 Page 3

base consisting of more than 80,000 customers and its longstanding relationships with many of such customers and (iv) its global brand recognition and iconic “UL Mark” that appears on billions of products worldwide.
Our Competitive Strengths, page 8
5.We note your reference here and throughout your filing to “our study.” Please describe this study, including its parameters, and the specific data from the study supporting your statements throughout the filing.
Response: The Company respectfully acknowledges the Staff’s comment and submits to the Staff that, as previously discussed in Comment 3 and further discussed in Comment 7, the Company is currently in the process of completing the Updated Brand Study. The Company will include the results of the Updated Brand Study in a subsequent pre-effective amendment to the registration statement and will include a description of the study, including its parameters and the specific data from the study supporting the Company’s statements, throughout the registration statement.
Our Industry, page 8
6.You disclose that “[a]ccording to a leading global consulting firm, the size of the global TIC market in 2020 is estimated to be approximately $230 billion, growing to approximately $270 billion by 2024, representing a future CAGR of 4.0 to 4.5%.” Please identify the consulting firm. As appropriate, identify the sources for your disclosure throughout the description of your industry, and throughout your filing.
Response: The Company respectfully acknowledges the Staff’s comment and respectfully submits that the Company is not permitted to name the third-party consulting firm that prepared the report in a public filing or any other publicly filed document pursuant to the engagement letter signed with the third-party consulting firm. As such, the Company has not identified such third party report in the draft registration statement. However, the Company has revised page 2 of Amendment No. 1 to disclose that it commissioned a third-party market study.
7.We note your disclosure that “[a]ccording to UL studies based on data covering certain markets across the globe from independent third-party sources, the UL brand ranked number one out of 42 global certification brands on brand strength in 2019, and is the most requested TIC brand mark by consumers (57% vs. 37%) according to our 2017 study and by retailers (51% vs. 41% for the next highest brand).” Please disclose whether these trends have continued into more recent periods, including 2020 and 2021. Please also identify the “third-party sources” and “certain markets.”
Response: The Company respectfully acknowledges the Staff’s comment and submits to the Staff that the Company is currently in the process of completing the Updated Brand Study which will include data for more recent periods. The Company will include the results of the Updated Brand Study in a subsequent pre-effective amendment to the registration statement and will update the disclosure regarding “third-party sources” and “certain markets” as needed when the Updated Brand Study is complete.
Summary Risk Factors, page 12
8.We note your disclosure that “[c]hanges in U.S. and Chinese regulations could have a material adverse effect on our business, financial condition, results of operations, our ability to raise capital and the market price of our Class A common stock.” Please enhance the disclosure in your summary of risk factors to provide more detail describing the regulatory, liquidity, and enforcement risks related to doing business in China, with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the

March 9, 2022 Page 4

risk that the Chinese government may intervene or influence your operations in China at any time, which could result in a material change in your operations.
Response: The Company respectfully acknowledges the Staff’s comment. In response, the Company has revised the disclosure on page 13 of Amendment No. 1.
Reorganization, page 14
9.Please include an organizational chart illustrating the impact of the Reorganization and this offering on your corporate structure.
Response: The Company respectfully acknowledges the Staff’s comment. In response, the Company has revised the disclosure on page 15 of Amendment No. 1.
Risk Factors
“For certain of our services, we face a long selling cycle . . .”, page 29
10.We note your disclosure that “[f]or certain of our services, such as in connection with our new mobility customer operating unit, we face a long selling cycle to secure new agreements.” Please clarify how you define and determine a “selling cycle,” and what is meant by “long.”
Response: The Company respectfully acknowledges the Staff’s comment. In response, the Company has revised the disclosure on page 29 of Amendment No. 1.
“Our earnings and profitability may vary . . .”, page 31
11.In an appropriate place in your filing, please briefly describe “time-and-materials” and “cost-plus” agreements, including the typical terms of each.
Response: The Company respectfully acknowledges the Staff’s comment. In response, the Company has revised the disclosure on page 32 of Amendment No. 1.
Risks Related to Conducting Business in China, page 33
12.Revise your risk factors in this section to more specifically address the risks posed by the UL-CCIC joint venture, which you have consolidated as a VIE, including:
•Explain whether the JV/VIE structure is used to provide investors with exposure to foreign investment in a China-based company where Chinese law prohibits direct foreign investment in the operating companies. Acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and could result in a change in the value of the securities you are registering for sale, including that it could cause the value of such securities to decline;
•Disclose that investors may never hold equity interests in UL-CCIC, that UL-CCIC is consolidated for accounting purposes but is not an entity in which the company owns equity, describe how and why the contractual arrangements with UL-CCIC may be less effective than direct ownership, and that the company may incur substantial costs to enforce the terms of the arrangements. Any references to control or benefits that accrue to you because of the arrangement with UL-CCIC should be limited to a clear description of the conditions you have satisfied for consolidation of the JV/VIE under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of UL-CCIC for accounting purposes;
•Acknowledge that if the PRC government determines that the contractual arrangements constituting part of the UL-CCIC joint venture do not comply with

March 9, 2022 Page 5

PRC regulations, or if these regulations change or are interpreted differently in the future, a material adverse effect on your operations may result if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of UL-CCIC;
Response: The Company respectfully acknowledges the Staff’s comments. In response, the Company would like to clarify to the Staff that, while UL-CCIC meets the definition of a variable interest entity (“VIE”) in accordance with Accounting Standards Codification Topic 810, UL-CCIC is not a VIE controlled by an offshore holding company via a series of contractual arrangements without holding any equity ownership in the Chinese operating company, i.e., the structure adopted by certain Chinese issuers raising capital offshore as mentioned in Commission Chair Gensler’s statement of July 30, 2021. The industry sector in which UL-CCIC operates in China is not presently subject to foreign ownership restrictions; therefore, the Company’s wholly-owned subsidiary, UL LLC, directly owns a 70% equity interest in UL-CCIC and is the primary beneficiary of UL-CCIC because it has the power to direct many of the activities that most significantly impact the performance of the entity through its right to appoint a majority of the directors on UL-CCIC’s board of directors, as well as the general manager. UL LLC is also directly entitled to dividends and other economic interests in UL-CCIC based on its equity ownership. Therefore, there is no need for, and the Company has not adopted, any VIE contractual control arrangements. Accordingly, the Company is of the view that, if Chinese regulatory authorities promulgate or impose any new regulation or restrictions on VIE structures in the future, this will have no impact on the current ownership or control of UL-CCIC. As a result, the Company respectfully advises the Staff that it has not made any revisions to the risk factor disclosure in response to the first two bullet points of Comment 12 above because such bullet points are inapplicable to the Company and the structure of UL-CCIC.
With respect to the Staff’s comments in the third bullet point of Comment 12 above, in response, the Company respectfully advises the Staff that it has revised the disclosure in the risk factor titled, “If the government of China determines that UL-CCIC’s ownership structure, or the ownership structure of our other Chinese subsidiaries, does not comply with any current or future regulatory restrictions, or if these regulations or the interpretation of existing regulations change in the future, we, including UL-CCIC, could be subject to severe penalties, or we could be forced to relinquish our interests in UL-CCIC’s or our other Chinese subsidiaries’ operations” on page 36 of Amendment No. 1.
•Describe how cash is transferred between UL-CCIC and the company and disclose your intentions to distribute earnings or settle amounts owed under the JV agreement. State whether any transfers, dividends, or distributions have been made to date between you, UL-CCIC, or to investors, and quantify the amounts where applicable;
Response: The Company respectfully acknowledges the Staff’s comment. In response, the Company has revised the disclosure on page 39 of Amendment No. 1.
•Describe any restrictions on foreign exchange and your ability to transfer cash between the company and UL-CCIC, across borders, and to U.S. investors, and any restrictions and limitations on your ability to distribute earnings from UL-CCIC to the company and U.S. investors as well as the ability to settle amounts owed under the JV agreement; and
Response: The Company respectfully acknowledges the Staff’s comment. In response, the Company has revised the disclosure on pages 39 and 40 of Amendment No. 1.
•Disclose, if true, that the JV agreement has not been tested in a court of law.
Response: The Company respectfully acknowledges the Staff’s comment. In response, the Company has revised the disclosure on page 36 of Amendment No. 1.

March 9, 2022 Page 6

13.Given the Chinese government’s significant oversight and discretion over the conduct of UL-CCIC’s business, please revise to highlight separately the risk that the Chinese government may intervene or influence its operations at any time, which could result in a material change in your operations. Address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business.
Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in response, it has revised the disclosure in the risk factor titled, “Our business is subject to the complex and rapidly evolving laws and regulations in China. The Chinese government may exercise significant oversight and discretion over the conduct of our and UL-CCIC’s business there and may intervene in or influence our and UL-CCIC’s operations at any time, which could result in a material change in our or UL-CCIC’s operations or the value of our Class A common stock” on pages 34 and 35 of Amendment No. 1. Supplementally, the Company respectfully advises the Staff that, as explained in response to previous bullet points in Comment 12 above, the Company’s wholly-owned subsidiary, UL LLC, directly owns a 70% equity interest in UL-CCIC and has not put in place any VIE contractual arrangements. Therefore, the recent regulatory developments in China with regard to VIE structures do not have any impact on the Company’s investment in UL-CCIC. Similarly, the Company does not believe that the guidance recently promulgated by the Chinese government related to anti-monopoly concerns—which target the platform economy—apply to the Company or UL-CCIC. Accordingly, the Company has not revised the disclosure to address how recent statements and regulatory actions by China’s government with respect to those related to the use of VIEs and anti-monopoly concerns as they are not applicable. The Company respectfully advises the Staff that it has addressed the Staff’s comments related to the Chinese government’s recent regulatory actions concerning data privacy in response to Comment 14 below. See also the risk factor titled, “Compliance with China’s new laws, regulations and guidelines relating to data privacy and protection, and any other similar future laws and regulations, could materially affect our business” beginning on page 38 of Amendment No. 1 for a discussion of data privacy laws that are applicable to the Company.
14.Disclose each permission or approval that you and UL-CCIC are required to obtain from Chinese authorities to operate your business. State whether you or UL-CCIC are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve UL-CCIC’s operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. In doing so, please address the applicability of new CAC regulations that will go into effect on February 15 that will require internet platform operators holding data of more than 1 million users to undergo a network security review, and the two most recent draft regulations proposed by the CSRC. Please also describe the consequences to you and your investors if you or UL-CCIC: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
Response: The Company respectfully acknowledges the Staff’s comment and respectfully advises the Staff that, as with any company that has operations in China, through a joint venture or otherwise, the Company and UL-CCIC are required to obtain and maintain various routine approvals, permissions, licenses, permits and registrations in order to operate their respective businesses. The Company respectfully submits to the Staff that it is not practicable to list each and every permission or approval that it and UL-CCIC are required to obtain, the majority of which are in the ordinary course and of a general routine nature and apply to all companies conducting business in China. In response to the Staff’s comment, the Company has revised the disclosure on page 54 of Amendment No. 1 to discuss the material permissions and approvals it and UL-CCIC are required to obtain in order to operate their businesses in China.

March 9, 2022 Page 7

The Company also respectfully advises the Staff that, because (i) the Company is not a Chinese company, (ii) UL-CCIC does not have listed securities, nor is there any current plan to list any such securities on an exchange, domestic or foreign, (iii) neither the Company nor UL-CCIC are likely to be deemed a network platform operator in China and (iv) neither the Company nor UL-CCIC are in possession of personal information of more than one million users, the Company does not believe that it or UL-CCIC will be subject to the draft CSRC regulations if and when they go into effect, nor does the Company believe that it or UL-CCIC are currently subject to the newly enacted CAC regulations concerning internet platform operators and, as such, does not believe they pose material risks to the Company and its operations in China. Accordingly, the Company has not revised its risk factor disclosure to address the portion of the Staff’s comment related to the CSRC and CAC regulations.
Risks Related to Third Parties
“Our business depends substantially on the level of our customer satisfaction . . .”, page 46
15.We note your disclosure that “[o]ur customer renewal rates may decline or fluctuate as a result of a number of factors.” Please provide your customer renewal rates for the periods presented in the filing.
Response: The Company respectfully acknowledges the Staff’s comment. In response, the Company has revised the disclosure on page 49 of Amendment No. 1. The Company respectfully submits to the Staff that, as further discussed below in Comment 23, customer renewals and customer retention are not metrics the Company’s management relies upon in assessing its business and are not, alone, material to investors’ understanding or evaluation of the Company’s business. Furthermore, due to the structure of the Company’s customer contracts and the nature of the services performed, most customer agreements are not typically intended to be subject to periodic renewal or immediate renewal upon the completion of services performed, but instead satisfied customers become repeat customers who separately contract with the Company to perform a new set of services for a new product or desired certification. Because the Company does not use, and historically has not used, customer retention rates or renewals to manage or assess its business performance—nor does the Company consider such metrics to be key drivers of the Company’s financial condition or material to investors—the Company has not included renewal rates for the periods presented in the registration statement.
“The substantial ownership of our common stock by ULS . . .”, page 58
16.Please disclose the percentage of outstanding shares that ULS must keep to continue to control the outcome of matters submitted to shareholders for approval.
Response: The Company respectfully acknowledges the Staff’s comment. In response, the Company has revised the disclosure on page 62 of Amendment No. 1.
17.We note your disclosure that the interests of ULS may not coincide with the interests of other holders of your capital stock. Please include more detailed disclosure regarding any conflicts of interests that may arise due to the fact that ULS and Underwriters Laboratories are non-profit organizations.
Response: The Company respectfully acknowledges the Staff’s comment. In response, the Company has revised the disclosure on page 62 of Amendment No. 1.
“Conflicts of interest may arise . . .”, page 60
18.We note your disclosure on page 154 regarding the corporate opportunities provision in your Amended Charter. Please specifically address this provision in this risk factor.
Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company is still considering whether to include a waiver of the corporate opportunity

March 9, 2022 Page 8

doctrine in its Amended Charter. The Company has removed the discussion of the waiver from the section titled “Description of Capital Stock” and undertakes to update the registration statement in subsequent amendments consistent with the Staff’s comment after further consideration by the Company.
“Future sales and issuances of our Class A common stock or rights to purchase our Class A common stock . . .”, page 61
19.Please discuss the potential dilutive impact of future issuances of Class B shares and the conversion of Class B shares into Class A shares.
Response: The Company respectfully acknowledges the Staff’s comment. In response, the Company has revised the disclosure on page 65 of Amendment No. 1.
“Our Amended Charter will provide that . . .”, page 64
20.Please revise this risk factor to specify that there is uncertainty regarding the enforceability of your exclusive forum provision because it does not afford the concurrent jurisdiction provided by Section 22.
Response: The Company respectfully acknowledges the Staff’s comment. In response, the Company has revised the disclosure on page 68 of Amendment No. 1.
Dilution, page 72
21.Please tell us why you do not reflect the Second Special Cash dividend or the closing of the Credit Facility in the calculation of your pro forma net tangible book value.
Response: The Company respectfully acknowledges the Staff’s comment. In response, the Company has revised the disclosure on page 79 of Amendment No. 1 and respectfully submits to the Staff that, because the Company intends to include interim financials subsequent to the period ended December 31, 2021 in a subsequent pre-effective amendment, the Second Special Cash Dividend and the closing of the Credit Facility will not need to be included in the calculation of pro forma net tangible book value because such events will already be reflected in the interim financials.
Dividend Policy, page 72
22.We note your disclosure that you intend to make a regular quarterly cash distribution on your common stock and that you recently declared special dividends of an aggregate of $1.8 billion to ULS in connection with the Reorganization. Please disclose whether you currently expect that comparable cash dividends will continue to be paid in the future. Refer to Item 201(c) of Regulation S-K.
Response: The Company respectfully acknowledges the Staff’s comment. In response, the Company has revised the disclosure on page 76 of Amendment No. 1.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 75
23.We note that you highlight your customer retention rate for your largest 500 customers. Please disclose how you calculate customer retention rate, tell us whether management uses your customer retention rate in assessing the performance of the business, and tell us what consideration you have given to including this metric in your discussion of key operating metrics.
Response: The Company respectfully acknowledges the Staff’s comment. In response, the Company has revised the disclosure on pages 5, 10, 109 and 114 of Amendment No. 1 to disclose

March 9, 2022 Page 9

how the Company calculates its customer retention rate. With respect to including customer retention rate as a key operating metric and its use by management as an assessment of business performance, the Company considered Item 303(a) of Regulation S-K and SEC Release 33-10751, “Commission Guidance on Management’s Discussion and Analysis of Financial Condition and Results of Operations” (the “Guidance”), as it relates to key performance indicators and certain metrics. Item 303(a) of Regulation S-K requires companies to disclose information not specifically referenced in such item that the Company believes is necessary to an understanding of its financial condition, changes in financial condition and results of operations. The Guidance further states that when preparing the MD&A, (i) “there is a limited set of critical variables which presents the pulse of the business,” (ii) that “companies should consider whether disclosure of all key variables and other factors that management uses to manage the business would be material to investors, and therefore required” and (iii) that companies should identify qualitative and quantitative factors that are “necessary for an understanding and evaluation of the individual company.”
Although the Company believes its customer retention rate can help demonstrate the stability of the Company’s business and the strength of its relationships with its customers, the Company does not believe its customer retention rate is, alone, material to investors or necessary to an understanding of any of the items enumerated in Item 303(a), nor is it a “critical variable.” Furthermore, the Company, which was founded 128 years ago, only recently started tracking its customer retention rate in 2019 and currently only does so for its top 500 customers out of more than 80,000 customers total. The Company does not use, and historically has not used, customer retention rate to manage or assess its business or evaluate the performance of its business on a period over period basis; nor does the Company consider customer retention rate a key driver of changes in the Company’s financial condition.
The Guidance also states that, for certain financial and non-financial metrics, companies should consider existing MD&A requirements and “the need to include such further material information, if any, as may be necessary in order to make the presentation of the metric … not misleading.” The Company has considered the existing MD&A requirements and believes its MD&A discloses all key variables and other factors that management uses to manage its business and would be material to investors. Accordingly, the Company has not included a discussion of customer retention rate in the MD&A. If in the future any metric, including customer retention rate, becomes a material metric, in the view of management, the Company will reassess whether any such metrics should be discussed in its future filings or given increased prominence as a key metric in the Company’s MD&A in future filings.
Business, page 96
24.Please revise to discuss your material suppliers. In this regard, we note your disclosure on page 45 that your ability to provide services to your customers and operate your global business requires that you work with certain third-party providers, including software vendors and network and cloud providers, and we note your disclosure on page 28 that you currently fulfill label orders through one supplier in the United States, and any prolonged business disruption or shutdown to one or more of their facilities or a deterioration in your relationship with them could have a material adverse effect on your business, financial condition and results of operations. To the extent you have entered into any agreements with a material supplier, please disclose the material terms of such agreements and file the agreements as exhibits to the registration statement.
Response: The Company respectfully acknowledges the Staff’s comment and respectfully submits to the Staff that the Company does not believe that its agreements referenced in the above-mentioned comment are required to be filed as exhibits to the registration statement pursuant to Item 601(b)(10) of Regulation S-K because (i) such agreements were made in the ordinary course of business and (ii) the Company’s business is not substantially dependent on these agreements.

March 9, 2022 Page 10

Item 601(b)(10)(i) of Regulation S-K defines a material contract, in relevant part, as a “contract not made in the ordinary course of business which is material to the registrant….” Furthermore, Item 601(b)(10)(ii) states that a contract that “ordinarily accompanies the kind of business conducted by the registrant” shall be deemed to have been made in the ordinary course unless it falls within one of several enumerated categories, in which case it must be filed as a material contract except where it is immaterial in amount or significance. The only category potentially relevant in the instant case is described in Item 601(b)(10)(ii)(B) as a “contract upon which the registrant’s business is substantially dependent.”
The Company’s ordinary course of business involves providing TIC services through its two complementary businesses (TIC and E&A) to more than 80,000 customers in a variety of industries. The Company’s TIC business provides testing, inspection and certification services to customers across a broad array of markets, and its E&A business provides subscription and license-based software and advisory services. As part of these service offerings, the Company relies on numerous third-party providers, including software vendors and network and cloud providers to services its broad customer set. The Company advises the Staff that all such agreements are the type that accompany the kind of business conducted by the Company in the ordinary course, no one contract is material to the Company in amount, scope or significance and the Company is not substantially dependent on any one agreement.
Furthermore, labels are also part of the ordinary course of business of the Company, and the Company is not substantially dependent on its current label supplier. If such supplier were to terminate its contract with the Company, the Company believes that it could transition to one or more alternative providers or partners, and although any such transition could be potentially disruptive in the short-term, it would not prevent the Company from operating its business or materially impact the Company’s business or financial results. The Company also believes it has sufficient label inventory on hand in the event its relationship with its current supplier terminates without notice. Furthermore, the Company has already identified multiple alternative providers should the Company deem it necessary to contract with one or more alternative providers for the supply of its labels. Accordingly, the Company has revised its disclosure on pages 28, 47 and 48 of Amendment No. 1 to clarify its dependence on such third-party providers.
Our Industry, page 98
25.We note your disclosure that Underwriters Laboratories has developed more than 1,600 standards, which you test and certify against on a daily basis, and we also note your disclosure that governments’ and industry groups’ adoption of international standards and the setting of unique requirements continues to drive increased demand globally for your TIC services. To provide investors with additional context about the effects of government standards on your business, to the extent practicable, please disclose the breakdown of revenue generated by certifications against Underwriters Laboratories’ standards and certifications against governments’ and industry groups’ standards.
Response: The Company respectfully acknowledges the Staff’s comment and submits to the Staff that the Company does not have a systematic method to track the breakdown of revenue generated by certifications against Underwriters Laboratories’ standards and certifications against governments’ and industry groups’ standards. Accordingly, such breakdown has not been historically tracked by the Company, nor does the Company intend to track such breakdown in the future. Furthermore, the Company does not price its services based on such breakdown or use such breakdown in managing its business. For these reasons, the Company respectfully submits to the Staff that it is not practicable to provide such breakdown in this or future registration statements.
Government Regulation and Compliance, page 110
26.We note your disclosure describing the regulations to which you are subject generally. Please enhance your disclosure to discuss the specific regulations and regulatory bodies that materially affect your business and operations. Include a discussion of the material

March 9, 2022 Page 11

effects that compliance with government regulations may have upon your capital expenditures, earnings and competitive position. See Item 101(c)(2)(ii) of Regulation S-K.
Response: The Company respectfully acknowledges the Staff’s comment. In response, the Company has revised the disclosure on pages 123 through 126 of Amendment No. 1.
Compensation Discussion and Analysis
Primary Components of Our Executive Compensation Program, page 126
27.Please elaborate on how the relative mix of compensation awards between your CEO and your other NEOs and across all NEOs reflects your executive compensation philosophy, and discuss the basis for allocating compensation to each different form of award. Refer to Item 402(b)(2) of Regulation S-K.
Response: The Company respectfully acknowledges the Staff’s comment. In response, the Company has revised the disclosure on pages 141 and 142 of Amendment No. 1.
2021 AEIP Awards, page 127
28.We note your disclosure that you use the non-GAAP measure AOI in determining AEIP awards, and that AOI is equal to the profit earned from normal business operations of the Company and its subsidiaries and excludes profit generated from investments and nonoperating items, in each case as determined by your board of directors in its sole discretion. Please disclose how AOI was calculated from your audited financial statements. See Instruction 5 to Item 402(b) of Regulation S-K.
Response: The Company respectfully acknowledges the Staff’s comment. In response, the Company has revised the disclosure on page 143 of Amendment No. 1.
Principal and Selling Stockholders, page 146
29.Please identify the natural persons who hold voting or dispositive control over the shares beneficially owned by Underwriters Laboratories, the sole member of ULS, Inc.
Response: The Company respectfully acknowledges the Staff’s comment. In response, the Company has revised the disclosure on page 164 of Amendment No. 1.
Certain Relationships and Related Party Transactions, page 148
30.Please confirm that you will file the Corporate Support Services Arrangements and Standards Arrangement as exhibits to your registration statement, or tell us why you believe you are not required to do so. Please also confirm that you will file the Stockholders’ Agreement when it is executed. See Item 601(b)(10) of Regulation S-K.
Response: The Company respectfully acknowledges the Staff’s comment and respectfully submits to the Staff that the Company does not believe that the Corporate Support Services Arrangement and Standards Arrangement are required to be filed as exhibits to the registration statement pursuant to Item 601(b)(10) of Regulation S-K. The Company will file the Stockholders Agreement once it is finalized as an exhibit to the registration statement in a subsequent pre-effective amendment to the registration statement.
As discussed in the Company’s response to Comment 24 in this letter, the Company has similarly analyzed whether the Corporate Support Services Arrangement and the Standards Arrangement are required to be filed as exhibits to the registration statement pursuant to Item 601(b)(10) of Regulation S-K. Under the Corporate Support Services Arrangement, the Company provides ordinary corporate support services to Underwriters Laboratories and ULS, including, but not limited to, human resources, finance, information technology, marketing and legal services and

March 9, 2022 Page 12

limited services in certain foreign jurisdictions. As disclosed on page 165 of Amendment No. 1, the Company received $2 million, $4 million and $5 million of revenue pursuant to its services provided under the Corporate Support Services Arrangement for the years ended December 31, 2021, 2020 and 2019, respectively, which represents significantly less than 1% of the Company’s total revenue during those same periods. As such, the Company respectfully advises the Staff that the Corporate Services Arrangement is immaterial to the Company in both amount and significance.
Under the Standards Arrangement, ULS (and Underwriters Laboratories prior to the Reorganization) provides the Company and its certification customers with access to its library of standards. While this access to the standards library is an important component of the Company’s TIC business, if the Company were no longer able to access such standards from ULS, the Company would be able to obtain such standards from other third-party sources. Furthermore, as disclosed on page 165 of Amendment No. 1, for the years ended December 31, 2021, 2020 and 2019, the amounts the Company paid for this access were $18 million, $18 million and $17 million, respectively. Such dollar amounts are immaterial to the Company’s overall consolidated statement of operations and represent less than 2% of the Company’s cost of revenue for the fiscal years presented.
Exhibits
31.We note your disclosure on page 134 that you have entered into employment agreements with your NEOs. Please include such agreements in your exhibit index and file the agreements as exhibits to the registration statement.
Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised the exhibit index and will file such agreements as exhibits in a subsequent pre-effective amendment to the registration statement.
General
32.Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Rule 163B of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.
Response: The Company respectfully acknowledges the Staff’s comment and undertakes to provide the Staff with a supplemental copy of any written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on the Company’s behalf, presents to potential investors in reliance on Rule 163B under the Securities Act.
*     *     *
Should you have any comments or questions regarding the foregoing, please call me at (312) 876-7681 or e-mail me at cathy.birkeland@lw.com. Thank you in advance for your attention to this matter.

Very truly yours,

/s/ Cathy A. Birkeland
Cathy A. Birkeland
of LATHAM & WATKINS LLP

March 9, 2022 Page 13

cc: Jennifer F. Scanlon, UL Inc.
Ryan D. Robinson, UL Inc.
Jacqueline K. McLaughlin, UL Inc.
Christopher D. Lueking, Latham & Watkins LLP
Alexa M. Berlin, Latham & Watkins LLP
Alexander D. Lynch, Weil, Gotshal & Manges LLP
Barbra J. Broudy, Weil, Gotshal & Manges LLP